Exhibit 99.4

PERFORMIX HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

PERFORMIX HOLDINGS, INC.

TABLE OF CONTENTS

Page
Independent Auditors’ Report	1
Consolidated Balance Sheets December 31, 2005 and 2004	2
Consolidated Statements of Operations For the years ended December 31, 2005 and 2004	4
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Loss For the years ended December 31, 2005 and 2004	5
Consolidated Statements of Cash Flows For the years ended December 31, 2005 and 2004	6
Notes to Consolidated Financial Statements December 31, 2005 and 2004	7

FEELEY & DRISCOLL, P.C.
Certified Public Accountants/Business Consultants

To the Board of Directors and Stockholders of
Performix Holdings, Inc.
Burlington, Massachusetts

Independent Auditors’ Report

We have audited the accompanying consolidated balance sheets of Performix Holdings, Inc. and its Subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in redeemable convertible preferred stock, stockholders’ deficit and comprehensive loss and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Performix Holdings, Inc. and its Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the consolidated financial statements and as discussed in Note 13 of the consolidated financial statements, the Company has suffered recurring losses since inception that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

February 24, 2006

200 Portland Street, Boston, Massachusetts 02114-1709 • (617) 742-7788
154 Broad Street, P.O. Box 3158, Nashua, New Hampshire 03061-3158 • (603) 889-0444
Telefax: (617) 742-0210
www.fdcpa.com

PERFORMIX HOLDINGS, INC.

Consolidated Balance Sheets

December 31, 2005 and 2004

Assets

	2005	2004
Current assets:
Cash and cash equivalents	$229,114	$1,701,230
Restricted cash	380,000	500,000
Accounts receivable, net of allowance for doubtful accounts of $25,000 as of December 31, 2005 and 2004	2,054,193	3,114,115
Prepaid expenses and other current assets	304,844	462,741
Total current assets	2,968,151	5,778,086
Property and equipment:
Computer equipment	1,377,742	1,418,691
Leasehold improvements	609,494	616,187
Computer software	457,353	366,297
Furniture and fixtures	309,491	305,188
	2,754,080	2,706,363
Less accumulated depreciation	2,273,507	2,076,231
	480,573	630,132
Other assets:
Goodwill	73,780	727,157
Intangible assets, net of accumulated amortization and impairment of $354,814 and $193,055 as of December 31, 2005 and 2004, respectively	35,186	196,945
	108,966	924,102
	$3,557,690	$7,332,320

See accompanying notes to consolidated financial statements.

PERFORMIX HOLDINGS, INC.

Consolidated Balance Sheets – Continued

December 31, 2005 and 2004

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit

	2005	2004
Current liabilities:
Line of credit	$250,000	$—
Accounts payable	697,423	808,096
Accrued expenses	1,271,660	1,879,036
Deferred revenue	2,475,223	2,849,716
Total current liabilities	4,694,306	5,536,848
Commitments and contingencies
Redeemable convertible preferred stock, $.001 par value; 175,234,328 and 99,417,797 shares authorized as of December 31, 2005 and 2004, respectively:
Series A-4, 79,702,908 and -0- shares designated, issued and outstanding as of December 31, 2005 and 2004, respectively (liquidation preference of $5,700,528 and $-0- as of December 31, 2005 and 2004, respectively)	5,572,001	—
Series A-3, 50,877,496 and 51,617,272 shares designated, issued and outstanding as of December 31, 2005 and 2004, respectively (liquidation preference of $9,856,680 and $10,000,000 as of December 31, 2005 and 2004, respectively)	9,804,918	9,932,102
Series A-2, 34,628,928 and 37,775,529 shares designated, issued and outstanding as of December 31, 2005 and 2004, respectively (liquidation preference of $15,515,420 and $16,628,719 as of December 31, 2005 and 2004, respectively)	10,325,551	11,241,136
Series A-1, 10,024,996 shares designated, issued and outstanding (liquidation preference of $5,371,282 as of December 31, 2005 and 2004)	6,385,922	6,385,922
Total redeemable convertible preferred stock	32,088,392	27,559,160
Stockholders’ deficit:
Common stock, $.001 par value; 333,474,732 and 165,175,273 shares authorized, 33,726,045 and 29,368,273 shares issued and outstanding as of December 31, 2005 and 2004, respectively	33,727	29,369
Additional paid-in capital	9,852,341	8,825,421
Accumulated other comprehensive income	718,153	828,844
Accumulated deficit	(43,829,229)	(35,447,322)
Total stockholders’ deficit	(33,225,008)	(25,763,688)
	$3,557,690	$7,332,320

See accompanying notes to consolidated financial statements.

PERFORMIX HOLDINGS, INC.

Consolidated Statements of Operations

For the years ended December 31, 2005 and 2004

	2005	2004
Revenue	$5,420,184	$7,126,589

Cost of revenue	3,570,484	4,270,148
Selling and marketing	4,098,838	5,405,381
Research and development	3,632,311	4,555,900
General and administrative	1,821,432	2,769,115
	13,123,065	17,000,544
Loss from operations	(7,702,881)	(9,873,955)
Other (expense) income:
Impairment loss on goodwill	(653,377)	—
Impairment loss on intangible assets	(45,926)	—
Interest income	15,755	60,066
Interest expense	(7,373)	—
Foreign exchange gain	11,895	25,717
	(679,026)	85,783
Net loss	$(8,381,907)	$(9,788,172)

See accompanying notes to consolidated financial statements.

PERFORMIX HOLDINGS, INC.
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock, Stockholders’ Deficit and Comprehensive Loss
For the years ended December 31, 2005 and 2004

	Redeemable Convertible Preferred Stock									Stockholders’ Deficit
	Series A-4		Series A-3		Series A-2		Series A-1		Total Amount	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit	Statement of Comprehensive Loss
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount		Number of Shares	Amount at Par
Balance at December 31, 2003	—	$—	—	$—	37,775,529	$12,995,146	10,024,996	$2,004,999	$15,000,145	27,913,943	$27,914	$11,414,588	$910,378	$(25,659,150)	$(13,306,270)
Issuance of Series A-3 redeemable convertible preferred stock, net of issuance costs of $80,718			51,617,272	9,919,282					9,919,282						—
Exercise of stock options									—	126,719	127	25,341			25,468
Shares issued in accordance with terms of prior year acquisition									—	1,327,611	1,328	25,225			26,553
Accretion of preferred stock to redemption value				12,820		(1,754,010)		4,380,923	2,639,733			(2,639,733)			(2,639,733)
Net loss									—					(9,788,172)	(9,788,172)	$(9,788,172)
Other comprehensive income – foreign currency translation adjustments									—				(81,534)		(81,534)	(81,534)
Comprehensive loss																$(9,869,706)
Balance at December 31, 2004	—	—	51,617,272	9,932,102	37,775,529	11,241,136	10,024,996	6,385,922	27,559,160	29,368,273	29,369	8,825,421	828,844	(35,447,322)	(25,763,688)
Conversion of redeemable convertible preferred stock			(739,776)	(143,319)	(3,146,601)	(947,567)			(1,090,886)	4,357,772	4,358	1,086,528			1,090,886
Issuance of Series A-4 redeemable convertible preferred stock, net of issuance costs of $140,018	79,702,908	5,560,510							5,560,510						—
Accretion of preferred stock to redemption value		11,491		16,135		31,982			59,608			(59,608)			(59,608)
Net loss									—					(8,381,907)	(8,381,907)	$(8,381,907)
Other comprehensive income – foreign currency translation adjustments									—				(110,691)		(110,691)	(110,691)
Comprehensive loss																$(8,492,598)
Balance at December 31, 2005	79,702,908	$5,572,001	50,877,496	$9,804,918	34,628,928	$10,325,551	10,024,996	$6,385,922	$32,088,392	33,726,045	$33,727	$9,852,341	$718,153	$(43,829,229)	$(33,225,008)

See accompanying notes to consolidated financial statements.

PERFORMIX HOLDINGS, INC.

Consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities: Net loss	$(8,381,907)	$(9,788,172)
Adjustments to reconcile net loss to net cash used in operating activities: Depreciation	401,867	434,402
Amortization of intangible assets	115,833	115,833
Impairment loss on intangible assets	45,926	—
Impairment loss on goodwill	653,377	—
Changes in operating assets and liabilities: Decrease (increase) in accounts receivable	922,110	(383,314)
Decrease in prepaid expenses and other current assets	126,808	36,258
Decrease in accounts payable	(63,816)	(185,022)
(Decrease) increase in accrued expenses	(495,310)	261,038
(Decrease) increase in deferred revenue	(236,033)	54,154
Net cash used in operating activities	(6,911,145)	(9,454,823)
Cash flows from investing activities – Purchases of property and equipment	(299,859)	(290,771)
Net cash used in investing activities	(299,859)	(290,771)
Cash flows from financing activities: Proceeds from note payable, line of credit	250,000	—
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	5,560,510	9,919,282
Proceeds from exercise of stock options	—	25,468
Release of restricted cash	120,000	—
Net cash provided by financing activities	5,930,510	9,944,750
Exchange rate effect on cash and cash equivalents	(191,622)	(15,592)
Net (decrease) increase in cash and cash equivalents	(1,472,116)	183,564
Cash and cash equivalents at beginning of year	1,701,230	1,517,666
Cash and cash equivalents at end of year	$229,114	$1,701,230
Supplemental disclosures of cash flow information: Cash paid during the year for:
Interest	$7,373	$—

See accompanying notes to consolidated financial statements.

PERFORMIX HOLDINGS, INC.
Notes to Consolidated Financial Statements
December 31, 2005 and 2004

Note 1 - Business Operations

Performix Holdings, Inc. and its Subsidiaries (the Company) are employee performance management companies that focus on providing enterprise management and business improvement systems and related services to the global call/contact center market.

The Company has businesses located in the United States, the United Kingdom and Ireland. Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls and restrictions on currency exchange. The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation - The Company’s consolidated financial statements include the accounts of its wholly owned subsidiaries. All material inter-company balances and transactions have been eliminated.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three (3) months or less at the date of purchase to be cash equivalents.

Restricted Cash - Restricted cash consists of amounts deposited at a financial institution to act as collateral against a line of credit (Note 4).

Allowance for Doubtful Accounts - The Company provides an allowance for doubtful accounts equal to estimated bad debt losses. The estimated losses are based on historical collection experience together with a review of the current status of existing receivables.

Fair Value of Financial Instruments - The carrying amounts of the Company’s financial instruments, which include cash, cash equivalents, accounts receivable, line of credit, accounts payable and other accrued expenses approximate their fair values due to their short maturities.

Property and Equipment - Property and equipment are stated at cost. Major renewals, additions and betterments are charged to the property accounts, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed in the year incurred.

Depreciation and Amortization - Depreciation and amortization are computed using straight-line and accelerated methods over the estimated useful lives of the related assets as follows:

PERFORMIX HOLDINGS, INC.
Notes to Consolidated Financial Statements - Continued
December 31, 2005 and 2004

Note 2 - Summary of Significant Accounting Policies - Continued

Assets	Life in Years
Computer equipment	5
Leasehold improvements	Lesser of estimated useful life or life of lease
Computer software	3
Furniture and fixtures	7

Long-lived Assets and Goodwill - The Company accounts for Goodwill and Other Intangibles in accordance with Statement of Financial Accounting Standard (SFAS) No. 142, Goodwill and Other Intangible Assets. Goodwill was derived from the excess acquisition costs over the fair value of the net liabilities acquired in the purchase of Cliffstone Corporation (Cliffstone), which was completed on May 9, 2003. The Company evaluates the recoverability of goodwill annually, or more frequently if events or changes in circumstances, such as material adverse changes in the business climate, indicate that the carrying value of the asset might be impaired.

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the Company periodically evaluates its long-lived assets for events and circumstances that indicate a potential impairment. If events and circumstances suggest that an impairment of long-lived assets may have occurred, the unamortized balances of these assets are reviewed.

Research and Development and Software Development Costs - Costs incurred in the research and development of the Company’s products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software to be sold or licensed to customers are expensed as incurred prior to the establishment of technological feasibility (as defined by SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed). Costs incurred subsequent to the establishment of technological feasibility, and prior to the general release of the products, are capitalized. To date, no development costs have been capitalized.

Revenue Recognition - The Company recognizes revenue based on the provisions of Statement of Position (‘‘SOP’’) No. 97-2, Software Revenue Recognition, and related interpretations.

The Company generates revenue from the sale of software licenses, implementation services, maintenance and support services and other professional consulting services. The Company has concluded that where the Company enters into a fixed-fee contract for software and related implementation services, the implementation services are generally essential to the customer’s use of the software. Therefore, in arrangements where the Company is responsible for implementation services, revenue is recognized for these arrangements following the percentage-of-completion basis of accounting as defined by SOP No. 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts. Under the percentage-of completion basis of accounting, software and implementation revenue is bundled and recognized as the work progresses in amounts estimated to equal the actual progress on the contract. In applying this method, the Company measures each project’s percentage-of-completion by the percentage of implementation hours incurred to date compared to estimated total implementation hours. This method is used as management has determined that past experience has shown expensed hours to be the best measure of progress on these contracts. Changes in estimated costs and anticipated losses, if any, are recognized immediately in the period in which they are determined.

PERFORMIX HOLDINGS, INC.
Notes to Consolidated Financial Statements - Continued
December 31, 2005 and 2004

Note 2 - Summary of Significant Accounting Policies - Continued

Maintenance and support revenue is recognized ratably over the term of the related arrangement, which is typically one (1) year. Revenue related to other professional consulting services is recognized as the services are performed.

Where the Company sells software licenses, implementation services and maintenance and support services, the total contract value is attributed first to the maintenance and support based on its fair values. The remainder of the total contract value is then attributed to the software license and related implementation services and accounted for as described above.

In some instances, the Company acts as a distributor of third party software. The Company has determined that these transactions are not an element of a multiple element arrangement, but rather are separate transactions. Revenue is recognized on such transactions when persuasive evidence of an agreement exists, the price is fixed or determinable, delivery has occurred and there is reasonable assurance of collection of the sales proceeds.

Accounting for Stock-based Compensation - The Company currently accounts for its stock-based compensation plan using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Since the Company is not required to adopt the fair value based recognition provisions prescribed under Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, it has elected only to comply with the disclosure requirement of SFAS 123 and Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation - Transition and Disclosure for Fixed Stock-Based Awards. No stock-based employee compensation cost is reflected in net income for the years ended December 31, 2005 and 2004, as all options granted under the Company’s plan had an exercise price equal to the market value of the common stock on the date of grant.

The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for the years ended December 31:

	2005	2004
Net loss, as reported	$(8,381,907)	$(9,788,172)
Deduct total stock-based employee compensation determined under fair-value-based method	(89,934)	(62,996)
Proforma net loss	$(8,471,841)	$(9,851,168)

The weighted average fair value of options at the date of grant was $0.0037 and $0.0040 per share during the years ended December 31, 2005 and 2004, respectively. The fair value of these stock options was estimated using the minimum value method with the following assumptions: no dividend yield; weighted average risk-free interest rates of 4.46% and 3.60% during the years ended December 31, 2005 and 2004, respectively; and a weighted average expected life of five (5) years.

Advertising Costs - Advertising Costs are charged to operations as incurred, and were approximately $50,902 and $285,095 for the years ended December 31, 2005 and 2004, respectively.

Redeemable Convertible Preferred Stock - The carrying value of redeemable convertible preferred stock is increased or decreased by periodic accretion so that the carrying amount will equal the redemption amount at the redemption date(s). These increases or decreases are affected through charges against additional paid-in capital.

Foreign Currency Translation - Assets and liabilities of the Company’s subsidiaries, whose functional currencies are the U.K. pound and Euro, are translated into dollars at the rates of exchange in effect at

PERFORMIX HOLDINGS, INC.
Notes to Consolidated Financial Statements - Continued
December 31, 2005 and 2004

Note 2 - Summary of Significant Accounting Policies - Continued

the balance sheet date. Revenues and expenses are translated using rates that approximate those in effect during the year. Translation adjustments are included as a separate component of stockholders’ deficit in the balance sheets within accumulated other comprehensive income. Currency transaction gains or losses are recognized in current operations.

Income Taxes - Income tax expense is the tax currently payable for the period plus or minus the change in deferred tax assets and liabilities. Deferred tax assets and liabilities result from using different accounting methods for financial and tax reporting purposes. Deferred income taxes are adjusted to reflect changes in tax laws or rates in the year of enactment. Valuation allowances are estimated, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Note 3 - Goodwill and Other Intangibles

In connection with the acquisition of Cliffstone (completed May 9, 2003), the Company acquired goodwill and other intangible assets. Goodwill associated with the acquisition was $73,780 and $727,157 at December 31, 2005 and 2004, respectively. Intangible assets acquired consisted of the following at December 31, 2005:

	Weighted Average Amortization Period	Gross Carrying Value	Impairment Loss and Accumulated Amortization	Net Book Value
Acquired completed technology	3 years	$210,000	$207,633	$2,367
Contractual customer relationships	4 years	170,000	137,294	32,706
Trade name	3 years	10,000	9,887	113
		$390,000	$354,814	$35,186

Amortization expense for the years ended December 31, 2005 and 2004 was $115,833. During 2005, the Company determined that the estimated fair value of the intangible assets were less than the carrying amounts and, accordingly, recognized an impairment loss of $45,926. The fair value of the intangible assets was estimated based on the present value of expected future cash flows from the customers associated with the Cliffstone software. The Company’s focus has moved away from the sale of such software, and it is anticipated that the remaining cash flows will not meet original expectations. The fair value of these assets at December 31, 2005 will be amortized over the remaining useful lives. Estimated future amortization at December 31, 2005 is as follows for the years ending December 31:

2006	$27,010
2007	8,176
$35,186

During 2005, the Company determined that the carry amount of the goodwill exceeded its implied fair value. The fair value of the associated business unit was determined based on the present value of expected future cash flows. Total impairment loss for the year ending December 31, 2005 was $653,377.

PERFORMIX HOLDINGS, INC.
Notes to Consolidated Financial Statements - Continued
December 31, 2005 and 2004

Note 3 - Goodwill and Other Intangibles - Continued

The changes in the carrying amounts of goodwill are as follows for the years ended December 31:

	2005	2004
Balance at beginning of year	$727,157	$700,604
Issuance of contingent consideration	—	26,553
Impairment loss	(653,377)	—
Balance at end of year	$73,780	$727,157

In connection with the Cliffstone acquisition, a maximum of 2,015,453 shares of common stock were to be issued to the prior shareholders of Cliffstone pursuant to certain earn out criteria, which expired approximately one (1) year from the date of acquisition. The earn out criteria was based on revenue targets of Cliffstone’s products and was not related to any individual’s continued service with the Company. During the year ended December 31, 2004, an additional 1,327,611 shares of common stock, valued at $26,553, were issued to the prior shareholders of Cliffstone under the earn out criteria. The increase in goodwill during the year ended December 31, 2004 was due to the resolution and issuance of this contingent consideration.

Note 4 - Line of Credit

The Company has a $380,000 revolving line of credit with a bank that accrues interest at a rate of 6.10% and 5.00% as of December 31, 2005 and 2004, respectively. The outstanding balance on the line of credit was $250,000 and $-0-, and was collateralized by a certificate of deposit of $380,000 as of December 31, 2005 and 2004. At December 31, 2004, an additional amount of collateral of $120,000 was held as restricted cash to collateralize amounts borrowed on the Company’s credit cards. This amount was unrestricted by the bank in 2005. The line of credit renews automatically on a yearly basis.

Note 5 - Redeemable Convertible Preferred Stock

At December 31, 2005, the Company has authorized 508,709,060 shares of stock, of which 333,474,732 are designated as common stock and 175,234,328 are designated as redeemable convertible preferred stock. Of the authorized shares of redeemable convertible preferred stock, 10,024,996 are designated as Series A-1 redeemable convertible preferred stock, 34,628,928 are designated as Series A-2 redeemable convertible preferred stock, 50,877,496 are designated as Series A-3 redeemable convertible preferred stock and 79,702,908 are designated as Series A-4 redeemable convertible preferred stock.

The Series A-1, Series A-2, Series A-3 and Series A-4 redeemable convertible preferred stock (‘‘preferred stock’’) have the following characteristics:

Voting

The holders of the preferred stock are entitled to vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. Each holder of the preferred stock is entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock is convertible at the time of such vote. The holders of the Series A-1, A-2, and A-3 preferred stock, each voting separately as one class, shall be entitled to elect one (1), two (2), and two (2) directors of the Company, respectively. The holders of the Series A-1 preferred stock, Series A-2 preferred stock, Series A-3 preferred stock, Series A-4 preferred stock and common stock, voting together as one class on an as-if converted basis, shall be

PERFORMIX HOLDINGS, INC.
Notes to Consolidated Financial Statements - Continued
December 31, 2005 and 2004

Note 5 - Redeemable Convertible Preferred Stock - Continued

Voting - Continued

entitled to elect the remaining directors of the Company. The maximum number of directors constituting the Board of Directors is nine (9).

Dividends

Upon the declaration by the Company of dividends payable to the holders of the Company’s common stock, the holders of the preferred stock are entitled to dividends equal to the amount of dividends payable to the holders of the common stock on an as-if converted basis. Through December 31, 2005, no dividends have been declared or paid by the Company.

Liquidation Preference

In the event of any liquidation, dissolution or winding-up of the affairs of the Company (including a sale or merger), the holders of the then outstanding Series A-4 preferred stock will be entitled to receive for each share an amount equal to the sum of the original purchase price per share of Series A-4 preferred stock plus all declared but unpaid dividends. These liquidation payments are payable in preference and priority to any payments made to the holders of the then outstanding Series A-3 preferred stock, Series A-2 preferred stock, Series A-1 preferred stock and common stock. If the assets of the Company are insufficient to permit payment in full of the liquidation payment, then the holders of the Series A-4 preferred stock will receive the liquidation payment on a pro rata basis.

Immediately after the payment in full of the liquidation payment to the holders of the Series A-4 preferred stock, the holders of the then outstanding Series A-3 preferred stock will be entitled to receive for each share an amount equal to the sum of the original purchase price per share of Series A-3 preferred stock plus all declared but unpaid dividends. These liquidation payments are payable in preference and priority to any payments made to the holders of the then outstanding Series A-2 preferred stock, Series A-1 preferred stock and common stock. If the assets of the Company are insufficient to permit payment in full of the liquidation payment, then the holders of the Series A-3 preferred stock will receive the liquidation payment on a pro rata basis.

Immediately after payment in full of the liquidation payment to the holders of the Series A-4 preferred stock and the Series A-3 preferred stock, the holders of the Series A-2 preferred stock will be entitled to receive for each share an amount equal to $0.35381, in the case of Series A-2 preferred stock originally issued on January 10, 2002, or $0.34624, in the case of Series A-2 preferred stock originally issued on May 3, 2002, plus all declared but unpaid dividends. These liquidation payments are payable in preference and priority to any payments made to the holders of the then outstanding Series A-1 preferred stock and common stock. If the assets of the Company are insufficient to permit payment in full of the liquidation payment to the holders of the Series A-2 preferred stock, then these holders will receive the liquidation payment on a pro rata basis.

Immediately after the liquidation payment is made to the holders of the Series A-4 preferred stock, Series A-3 preferred stock and the liquidation payment, outlined in the above paragraph, is made to the holders of the Series A-2 preferred stock, any remaining net assets of the Company, up to an aggregate amount $8,639,668, will be distributed to the holders of the Series A-2 preferred stock and the holders of the Series A-1 preferred stock as follows:

•	The holders of the Series A-2 preferred stock will be entitled to receive 37.83% of the remaining net assets.

•	The holders of the Series A-1 preferred stock will be entitled to receive 62.17% of the remaining net assets.

PERFORMIX HOLDINGS, INC.
Notes to Consolidated Financial Statements - Continued
December 31, 2005 and 2004

Note 5 - Redeemable Convertible Preferred Stock - Continued

Liquidation Preference - Continued

These liquidation payments are payable in preference and priority to any payments made to the holders of the then outstanding common stock. If the assets of the Company are insufficient to permit payment in full of the liquidation payment to the holders of the Series A-2 preferred stock and Series A-1 preferred stock, then these holders will receive the liquidation payment on a pro rata basis.

After payment of the above mentioned amounts to the holders of the Series A-4 preferred stock, Series A-3 preferred stock, Series A-2 preferred stock and Series A-1 preferred stock, the remaining net assets of the Company shall be distributed to the holders of the Series A-4 preferred stock, Series A-3 preferred stock, Series A-2 preferred stock and the holders of the common stock on a pro rata basis.

Conversion

The holders of the Series A-4 preferred stock shall have the right, at its option at any time, to convert any such shares of Series A-4 preferred stock into fully paid and non-assessable shares of common stock on a one for one basis.

The holders of the Series A-3 preferred stock shall have the right, at its option at any time, to convert any such shares of Series A-3 preferred stock into fully paid and non-assessable shares of common stock as is obtained by multiplying the number of shares of Series A-3 preferred stock so to be converted by the Series A-3 original purchase price and dividing the result by $0.127952.

The holders of the Series A-2 preferred stock shall have the right, at its option at any time, to convert any such shares of Series A-2 preferred stock into such number of fully paid and non-assessable shares of common stock as is obtained by multiplying the number of shares of Series A-2 preferred stock so to be converted by the Series A-2 original purchase price and dividing the result by $0.168052.

The holders of the Series A-1 preferred stock shall have the right, at its option at any time, to convert any such shares of Series A-1 preferred stock into such number of fully paid and non-assessable shares of common stock as is obtained by multiplying the number of shares of Series A-1 preferred stock so to be converted by the Series A-1 original purchase price and dividing the result by $0.293434.

The conversion price of the preferred stock is subject to adjustments in accordance with anti-dilution provisions contained in the Company’s Articles of Incorporation.

Conversion of preferred stock is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price per share equals or exceeds five times the original purchase price of the Series A-3 preferred stock (adjusted to reflect subsequent stock dividends, stock splits or other recapitalizations) and the aggregate proceeds raised exceed $30,000,000.

The number of authorized common shares reserved for conversion of the preferred stock at December 31, 2005 is 240,552,981.

Redemption

The holders of at least a majority of the outstanding Series A-4 preferred stock may, by written request and delivered after March 18, 2009, require the Company to redeem all of the outstanding Series A-4 preferred stock in three (3) equal annual installments by paying in cash a sum equal to the

PERFORMIX HOLDINGS, INC.
Notes to Consolidated Financial Statements - Continued
December 31, 2005 and 2004

Note 5 - Redeemable Convertible Preferred Stock - Continued

Redemption - Continued

Series A-4 preferred stock original purchase price per share plus an amount equal to all declared and unpaid dividends on each share of Series A-4 preferred stock through the date such shares are redeemed.

The holders of at least a majority of the outstanding Series A-3 preferred stock may, by written request and delivered after March 18, 2009, require the Company to redeem all of the outstanding Series A-3 preferred stock in three (3) equal annual installments by paying in cash a sum equal to the Series A-3 preferred stock original purchase price per share plus an amount equal to all declared and unpaid dividends on each share of Series A-3 preferred stock through the date such shares are redeemed.

The holders of at least a majority of the outstanding Series A-2 preferred stock may, by written request and delivered after March 18, 2009, require the Company to redeem all of the outstanding Series A-2 and A-1 preferred stock in three (3) equal annual installments by paying in cash a sum equal to the Series A-2 and Series A-1 preferred stock original purchase price per share plus an amount equal to all declared and unpaid dividends on each share of Series A-2 and A-1 preferred stock through the date such shares are redeemed.

If, at the redemption date, the Company does not have sufficient funds legally available to redeem all shares of preferred stock in full, then the Company will first pay the holders of the Series A-4 preferred stock and Series A-3 preferred stock the applicable redemption amounts ratably. After the shares of the Series A-4 preferred stock and Series A-3 preferred stock are redeemed in full, the Company will then pay the holders of the Series A-2 preferred stock the applicable redemption amounts, and then subsequently pay the holders of the Series A-1 preferred stock to the extent that funds are legally available.

During the year ended December 31, 2005, the shareholders of preferred stock that did not participate in the Series A-4 financing were subject to a ‘‘Pay to Play Mandatory Conversion’’, in which all of the shareholders’ preferred shares were automatically converted into shares of common stock at the applicable conversion rates. Upon such conversion, each share of preferred stock was cancelled and not subject to reissuance.

Note 6 - Common Stock

Each share of common stock is entitled to one (1) vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available, and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. Upon the dissolution or liquidation of the Company, holders of the common stock will be entitled to receive all assets of the Company available for distribution to its stockholders, subject to any preferential rights of any then outstanding preferred stock, as discussed in Note 5.

Note 7 - Stock Option Plan

In 2001, the Company adopted the 2001 Employee, Director and Consultant Stock Plan (the ‘‘Plan’’) under which 40,653,434 shares of the Company’s common stock are reserved for issuance to employees, directors and consultants. Options granted under the Plan may be incentive stock options or non-qualified stock options. Stock purchase rights may also be granted under the Plan. Incentive stock options may only be granted to employees. The Board of Directors determines the period over which options become

PERFORMIX HOLDINGS, INC.
Notes to Consolidated Financial Statements - Continued
December 31, 2005 and 2004

Note 7 - Stock Option Plan - Continued

exercisable; however, except in the case of options granted to officers, directors and consultants, options shall become exercisable between one (1) and four (4) years from the grant date. If an employee owns stock representing more than ten percent (10%) of the voting power of all classes of stock, the exercise price of each option shall be at least one hundred and ten percent (110%) of fair market value per share of the Company’s common stock on the grant date, as determined by the Board of Directors. The term of the options is generally ten (10) years.

The following table summarizes the activity of the Company’s Plan for the years ended
December 31, 2005 and 2004:

	Number of Shares	Range of Exercise Prices Per Share	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2003	7,624,000	$0.11-1.06	$0.18	7.5 years
Granted	18,257,264	0.02-0.20	0.02
Exercised	(126,719)	0.20	0.20
Cancelled	(4,104,657)	0.02-1.06	0.16
Outstanding at December 31, 2004	21,649,888	0.02-0.20	0.05	8.5 years
Granted	20,341,733	0.02-0.20	0.02
Exercised	—	—	—
Cancelled	(11,242,317)	0.02-0.20	0.04
Outstanding at December 31, 2005	30,749,304	$0.02-0.20	$0.03	8.7 years
Exercisable at December 31, 2005	10,317,498	$0.02-0.20	$0.06

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.02 to 0.125	27,746,306	9.10	$0.02	7,498,442	$0.02
$0.125 to 0.20	3,002,998	4.60	0.16	2,819,056	0.16
	30,749,304	8.66	$0.03	10,317,498	$0.06

Note 8 - Income Taxes

The Company did not record a benefit for income taxes related to its operating losses for the periods ended December 31, 2005 and 2004, due to a full valuation allowance that offset this benefit. Management has determined that it is more likely than not that the Company will not realize the benefits of its deferred tax assets and, as a result, a valuation allowance equal to the full amount of the deferred tax assets was established at December 31, 2005 and 2004.

PERFORMIX HOLDINGS, INC.
Notes to Consolidated Financial Statements - Continued
December 31, 2005 and 2004

Note 8 - Income Taxes - Continued

The net deferred tax asset of approximately $9,306,000 and $6,424,000 at December 31, 2005 and 2004, respectively, primarily relates to federal and state net operating loss carryforwards. The net operating loss carryforwards will expire through 2025. Realization of the future tax benefits is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership, including a sale of the Company or significant changes in ownership due to the sale of capital stock, may have limited, or may limit in the future, the amount of net operating loss carryforwards which could be used annually to offset future taxable income.

Note 9 - Pension Plans

The Company administers multiple defined contribution plans for both foreign and domestic employees. The plans cover substantially all employees who meet minimum age and service requirements, and allow participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. The Company contributed approximately $90,896 and $135,000 to the foreign defined contribution plans for the years ended December 31, 2005 and 2004, respectively.

Note 10 - Lease Commitments

The Company leases its office space and certain office equipment under non-cancelable operating leases. Total rent expense under these operating leases was approximately $605,000 and $1,530,000 for the years ended December 31, 2005 and 2004, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows for the years ending December 31:

2006	$242,682
2007	279,252
2008	192,153
2009	177,849
2010	179,147
Thereafter	59,716
$1,130,799

Note 11 - Concentrations

Transactions with three (3) customers and one (1) customer accounted for approximately forty-four percent (44%) and twenty percent (20%) of the Company’s revenue for the years ended December 31, 2005 and 2004, respectively.

Receivables from two (2) customers accounted for approximately sixty-one percent (61%) and forty-five percent (45%) of the Company’s accounts receivable balance at December 31, 2005 and 2004, respectively.

The Company has a potential concentration of credit risk in that it maintains deposits with financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC). The Company had $402,446 and $1,735,224 in excess of the FDIC insurance limitations at December 31, 2005 and 2004, respectively.

PERFORMIX HOLDINGS, INC.
Notes to Consolidated Financial Statements - Continued
December 31, 2005 and 2004

Note 12 - Guarantees and Indemnification Obligations

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies and agrees to reimburse the indemnified party for losses incurred by the indemnified party, generally the Company’s customers and vendors in connection with (i) any patent, copyright, trade secret or other proprietary right infringement claim by any third party with respect to the Company’s software, and (ii) with respect to the use and protection of proprietary information. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited.

The Company warrants that its software products will perform in all material respects in accordance with its standard published specifications in effect at the time of installation of the licensed products for a period of ninety (90) days.

Based on historical experience and information known as of December 31, 2005 and 2004, the Company has not recorded any liabilities for the above guarantees, indemnities and warranty obligations.

Note 13 - Going Concern

The Company’s consolidated financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying consolidated financial statements, the Company has a history of sustaining substantial losses from operations and has used, rather than provided, cash in its operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern through December 31, 2006. It is management’s plan in this regard to obtain additional working capital through equity financing. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classifications of liabilities that might be necessary should the Company be unable to continue in existence.

Note 14 - Subsequent Event

On January 26, 2006, management, with stockholders’ consent, signed a letter of intent to sell the Company to one of its minority shareholders. It is anticipated that this transaction will involve the sale of certain assets and liabilities of the Company, including the stock of a certain subsidiary held by the holding company.

On March 27, 2006, the Company closed in the aggregate $1,000,000 of new financing through the issuance of shares of Series A-5 redeemable convertible preferred stock. All other classes of stock shall rank on liquidation junior to the Series A-5 redeemable convertible preferred stock.